

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

>   **Re: iQSTEL Inc.**
>   **Offering Statement on Form 1-A/A**
>   **Filed on April 15, 2019**
>   **File no. 024-10950**

Dear Mr. Iglesias:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Form 1-A Filed on April 15, 2019

Management's Discussion and Analysis
Liquidity and Capital Resources, page 6

1.   Disclose the total amount of your debt.

Use of Proceeds, page 20

2.   We note your inclusion of the website for SwissLink Carrier AG. Revise your disclosure to clarify whether you are incorporating the contents of the website into the offering statement.

3.   Disclose the material terms of your purchase agreement for SwissLink Carrier AG.

Financial Statements, page F-1

4. We note it is your intent to acquire the capital stock of SwissLink Carrier AG. Please refer to 8-04 of Regulation S-X and provide audited financial statements of SwissLink Carrier AG, if required. Please also refer to 8-05 of Regulation S-X and provide pro forma financial information to give effect to the acquisition, if required. If you believe that it is not necessary for you to provide this information, please explain to us why in sufficient detail. We refer you to the disclosure requirements of Form 1-A, Part F/S(b)(7)(iii).

5. We note under Use of Proceeds you have signed a Letter of Intent to acquire the capital stock of a Mid-West based Telecom company. Please refer to 8-04 of Regulation S-X and provide audited financial statements of this to be acquired business, if required. Please also refer to 8-05 of Regulation S-X and provide pro forma financial information to give effect to this business combination, if required. If you believe this information is not required, please explain to us why in sufficient detail. We refer you to the disclosure requirements of Form 1-A, Part F/S(b)(7)(iii).

Exhibits

6. File the purchase agreement for SwissLink Carrier AG as an exhibit.

7. Refer to Sections 2.03 and 2.06 of the subscription agreement. Remove the requirement that subscribers represent that they have "read" or "understood" the offering circular and any part thereof. Also remove the last sentence in Section 2.06, as investors are entitled to rely on information you have provided, including disclosure in your offering statement regarding the company's business or prospects and its financial condition.

8. We note that you have included an indemnification clause in Section 3.10 of the subscription agreement, which requires an investor to indemnify, defend and hold harmless the company and various representatives and management. Please revise your offering circular to highlight the indemnification provision in more detail and explain how it applies to investors. For example, clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Scott Doney